Regal Beloit Corporation
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended September 27,	Years Ended December
	2008	2007	2006	2005	2004	2003
Earnings calculation:
Income before taxes & minority interest	$170,724	$184,937	$174,842	$112,924	$48,558	$40,843
Interest expense	21,449	22,056	19,886	22,090	6,787	6,462
Estimated interest component of rental expense	4,337	4,433	2,500	2,705	2,189	2,366

Total adjusted earnings	$196,510	$211,426	$197,228	$137,719	$57,534	$49,671

Fixed charges:
Interest expense	$21,449	$22,056	$19,886	$22,090	$6,787	$6,462
Estimated interest component of rental expense	4,337	4,433	2,500	2,705	2,189	2,366

Total fixed charges	$25,786	$26,489	$22,386	$24,795	$8,976	$8,828
Ratio of earnings to fixed charges	7.62	7.98	8.81	5.55	6.41	5.63

Note: Interest component of rental expense is estimated to be 1/3 of rental expense.